**CONVERTIBLE NOTE PURCHASE AGREEMENT**

This Convertible Note Purchase Agreement (the "**Agreement**"), by and among ABV Technology, Inc., a Delaware corporation (the "**Company**"), and the investors purchasing Notes in the form provided as Exhibit A to this Agreement (each, a "**Note**" and collectively, the "**Notes**"). Investors purchasing Notes in this Offering (defined below) are individually referred to herein as a "**Purchaser**," and collectively with all other investors purchasing Notes in this Offering, as "**Purchasers**") The Company and the Purchasers are also each sometimes referred to as a "**Party**," and collectively as the "**Parties**."

**RECITALS**

A. The Company is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder ("**Regulation CF**"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the Portal's (as defined below) website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**" and collectively with this Agreement, the Note, and the Form C (including all schedules and exhibits thereto), the "**Offering Materials**").

B. The Company is offering the Notes to prospective Purchasers through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Purchaser should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com\abvtechnology.

C. The Company proposes in this Offering to raise a minimum aggregate amount of $50,000 (the "**Target Offering Amount**") and not more than a maximum aggregate amount of $1,235,000 (the "**Maximum Offering Amount**"). This Agreement relates to the Purchaser's agreement to purchase a Note in the principal amount of \_\_$[AMOUNT]__ (the "**Purchase Price**"), on or about the date of this Agreement (the "**Effective Date**"). The Notes will be issued to the Purchaser by the Company at the Closing (defined below).

**AGREEMENT**

In consideration of the above recitals and the promises set forth in this Agreement, the Parties agree as follows:

1. **Incorporation of Recitals**. The Parties hereby incorporate by this reference the Recitals set forth above.

2. **Loan**. The Purchaser agrees, on the terms and subject to the conditions set forth in this Agreement, to lend to the Company an amount equal to the Purchase Price set forth above, and upon the execution of this Agreement, to deliver cash, check, or a bank draft made payable to the Company in accordance with the instructions provided on the Portal.

2.1. **Notes**. At the Closing, the Company will deliver to each Purchaser a Note in the principal amount equal to the Purchase Price.

2.2. **Payment**. Other than upon an event of default as defined below, no payments of principal or interest will ever be due pursuant to the Notes. The Notes may not be prepaid at any time during their term.

3. **Closing**.

3.1. Subject to Section 3.2 below, the closing of the sale and purchase of the Notes pursuant to this Agreement (the "**Closing**") shall take place through the Portal within five Business Days after the Offering Deadline (such date, the "**Closing Date**").

3.2. The Closing is conditioned upon satisfaction of all of the following conditions:

(a) prior to the Offering Deadline. the Company shall have received aggregate subscriptions for Notes in an aggregate investment amount of at least the Target Offering Amount;

(b) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, Agreements for the purchase of Note in an aggregate principal amount of at least the Target Offering Amount; and

(c) the representations and warranties of the Purchaser contained in Section 6 hereof and of the Company contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Default.**

4.1. **Event of Default**. At any time after the effective date of this Agreement, the Company will be in default under this Agreement upon a filing by the Company of a petition for relief under the United States Bankruptcy Code, or any other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian, or other similar official of it or any substantial part of its property, or consenting to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or making a general assignment for the benefit of creditors.

4.2. **Remedies upon Default**. In the event of a default described above, the Purchasers will have the right, at their option and upon the action or consent of the holders of a majority of the outstanding principal balance of the Notes issued pursuant to this Offering and, without demand or notice: (a) to declare all or any part of the Notes immediately due and payable; and (b) to exercise, in addition to the rights and remedies granted hereby, all of the rights and remedies of the Purchasers under the Notes, the Uniform Commercial Code, or any other applicable law.

5. **Conversion.**

5.1. **Automatic Conversion**. The unpaid principal of the Notes and all accrued and unpaid interest will automatically convert into equity securities of the Company upon:

(a) The closing by the Company, prior to December 31, 2025 (the "**Maturity Date**"), of an equity financing in which a total of at least $1,000,000 in aggregate gross proceeds is raised excluding the conversion of any of the Notes (a "**Qualified Financing**"). Upon such completion of a Qualified Financing, all principal and interest due under the Notes will automatically convert into Financing Stock at a conversion price (the "**Automatic Conversion Price**") equal to the lesser of (i) 90% of the per-share price of the Financing Stock in the Qualified Financing; (ii) the price per share determined by dividing (A) the Valuation Cap by (B) the Fully Diluted Capitalization as of immediately prior to the Qualified Financing or (iii) $2.31 per share.

(i) For the purposes of this Agreement,

(A) "**Financing Stock**" means a class of shares of capital stock having the same rights, privileges, preferences, and restrictions as the shares issued in either a Qualified Financing or in any other equity financing subsequent to the Effective Date, other than with respect to (1) any per share liquidation preference, (2) any conversion price for purposes of price-based anti-dilution protection, and (3) the basis for any dividend, redemption, or similar rights (collectively the "**Economic Rights**"). The Economic Rights with respect to the Financing Stock will be based upon the Automatic Conversion Price;

(B) "**Fully Diluted Capitalization**" means the number of shares of the Company's capital stock ("**Stock**") outstanding at the applicable time, assuming full conversion and/or exercise of all then outstanding options and warrants (but excluding this Note, all other convertible notes and indebtedness of the Company, all SAFEs and all shares of Stock reserved and available for future grant under any equity incentive plan or similar plan of the Company);

(C) "**Valuation Cap**" means $11,000,000; provided that for Investors who subscribe for Notes prior to the Company's receipt of subscriptions for Notes in an amount less than or equal to an aggregate of $300,000, the "**Valuation Cap**" means $10,000,000.

(ii) In anticipation of a Qualified Financing, the Company may, for a period of up to ten (10) days, toll the accrual of any interest pursuant to the Notes to facilitate the calculation of principal and accrued interest to be converted therein; provided, however, that if the Qualified Financing does not occur within such ten-day period, Purchaser shall be entitled to interest as if such tolling of accrual of interest had not occurred.

(b) In the event a Qualified Financing has not occurred prior to the Maturity Date, all principal and interest due under the Notes shall be converted into shares of Common Stock at a price equal to $1.95 per share (the "**Maturity Conversion Price**").

5.2. **Optional Conversion**. The outstanding principal and accrued interest under the Notes will be convertible, at the option of the Purchaser, at any time prior to the earlier to occur of the completion of a Qualified Financing or the Maturity Date, into shares of Common Stock at a price of $2.54 per share (the "**Optional Conversion Price**").

5.3. **Recapitalization**. In the event that the Company effects any stock dividend or other combination or subdivision, capital reorganization, or reclassification of its authorized capital stock, or any other similar event, if applicable, the Automatic Conversion Price, Maturity Conversion Price, or Optional Conversion Price, as applicable and set forth in Sections 3.1 and 3.2 above, and the number of shares which may be acquired upon conversion of the Notes, will be proportionately adjusted to reflect the appropriate increase or decrease in the value of the shares of capital stock to be issued upon conversion thereof as a result of such stock dividend, combination or subdivision, capital reorganization, or reclassification.

5.4. **Mechanics of Conversion**. Upon the conversion of a Note hereunder, (a) the outstanding principal and accrued interest owing under such Note will be converted as provided above, (b) the converting Purchaser will deliver his, her or its Note to the Company for cancellation, and (c) the converted Note will immediately become null, void, and of no further force and effect regardless of its delivery to and receipt by the Company.

5.5. **Reservation of Shares**. The Company will, during the time that any Note remains outstanding, endeavor to reserve and keep available out of its authorized but unissued shares of capital stock a sufficient number of shares to effect the conversion of each Note then outstanding. In the event that, on the date of conversion of a Note, the number of authorized but unissued shares of the Company is not sufficient to enable the Company to issue the number of shares issuable upon such conversion, the Company will use its best efforts to cause its

Certificate of Incorporation to be amended to increase the number of authorized shares to an amount at least sufficient to enable the Company to convert each Note then outstanding.

5.6. **No Fractional Shares**. No fractional shares will be issued upon the conversion of a Note. If the conversion of a Note results in a fraction, the Company will make payment in cash for such fractional interest, calculated on the basis of the Automatic Conversion Price, Maturity Conversion Price, or Optional Conversion Price, as applicable.

6. **Investment Representations**. In connection with the issuance of the Notes and the subsequent potential conversion of the Notes into shares of the Company's capital stock (collectively, the "**Securities**"), each Purchaser represents the following to the Company:

6.1. Purchaser (a) has reviewed the Offering Materials in detail including, without limitation, the risk factors set forth therein (b) is aware of the Company's business affairs and financial condition, and (c) has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities. Further, Purchaser has had an opportunity to ask questions of, and receive answers from, the Company or an officer of the Company concerning the terms and conditions of the investment and the business and affairs of the Company, and to obtain any additional information necessary or advisable in order to form a decision concerning an investment in the Company. Purchaser understands that any business plan or similar document which Purchaser may have been shown or of which Purchaser may have been furnished a copy, is not a prospectus, placement memorandum, offering circular, offering statement, or similar document. Any such document was not prepared with the purpose of providing full and accurate disclosure to investors. Purchaser understands that any such document has been furnished to Purchaser only as part of an overall furnishing of information about the Company and that Purchaser has viewed the information set forth therein with a critical frame of mind and has formed its own judgment regarding the accuracy and adequacy of such information. Purchaser agrees that no statement in any document, even if framed as a factual statement, will, of itself, constitute a factual representation by the Company or the Portal in light of the various purposes for which any such document may have been created.

6.2. Purchaser's principal business address is as described on the signature page hereof.

6.3. Purchaser is acquiring the Securities for investment for his, her or its own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**"). Purchaser understands that the Securities have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

6.4. Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Materials or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Purchaser in deciding to invest in the Securities. Purchaser acknowledges that none of the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Purchaser's authority or suitability to invest in the Securities.

6.5. Purchaser understands that, unless Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Purchaser.

6.6. Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Purchase Price, without interest thereon, to Purchaser.

6.7. Purchaser understands that it has up to 48 hours before the Offering Deadline to cancel its purchase of the Securities and get a full refund. In the event there is a material change to the terms of the Offering or the information set forth in the Offering Materials, Purchaser understands that unless Purchaser reconfirms its investment commitment within five (5) business days of receipt from the Portal of notice of such change, Purchaser's investment will be cancelled and any previously paid Pruchase Price, without interest thereon, will be returned to Purchaser.

6.8. Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Purchaser may dispose of or transfer the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Purchaser understands that Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.9. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation CF.

6.10. Including the amount set forth on the signature page hereto, in the past 12-month period, Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

6.11. This Agreement has been duly authorized by all necessary action on the part of the Purchaser, has been duly executed and delivered by the Purchaser, and is a valid and binding agreement of the Purchaser.

6.12. Purchaser is validly existing and in good standing under the law of its state of organization.

6.13. The Purchaser (i) is not listed in the Annex to the Executive Order No. 13224 of September 23, 2001 – Blocking Property and Prohibiting Transactions With Persons who Commit, Threaten to Commit or Support Terrorism (the "**Executive Order**") or is otherwise not subject to the provisions of the Executive Order, (ii) is not listed on the "Specially Designated Nationals and Blocked Persons" list maintained by the Office of Foreign Assets Control ("**OFAC**") of the United States Department of the Treasury, as updated or amended from time to time, or any similar list issued by OFAC, (iii) is not listed on any similar restricted list maintained by any United States, Department of Commerce, Department of State or any other U.S., State or Federal governmental official or entity, and (iv) does not have any property blocked, or subject to seizure, forfeiture or confiscation, by any order relating to terrorism or money laundering issued by the President, Attorney General, Secretary of State, Secretary of Defense, Secretary of the Treasury or any other U.S. State or Federal governmental official or entity (in any case, a "**Restricted Party**").

6.14. The funds used by the Purchaser do not include any funds received or derived from a Restricted Party or from any person or entity involved in the violation of any U.S. State or Federal law relating to terrorism, including, without limitation (i) the Executive Order, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and (iii) the Money Laundering Control Act of 1986, Public Law 99-570.

*6.15.* Purchaser certifies, under penalties of perjury, that the Purchaser is **NOT** subject to the backup withholding provisions of Section 3406(a)(i)(C) of the Internal Revenue Code of 1986, as amended. *(Note: Purchaser is subject to backup withholding if (i) Purchaser fails to furnish your Social Security number or taxpayer identification number in this Agreement,: (ii) the Internal Revenue Service notifies the Company that Purchaser furnished an incorrect Social Security number or taxpayer identification number, (iii) Purchaser is notified that*

*Purchaser is subject to backup withholding, or (iv) Purchaser fails to certify that Purchaser is not subject to backup withholding or Purchaser fails to certify Purchaser's Social Security number or taxpayer identification number).*

6.16. Purchaser is in a financial position to hold the Securities for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of Purchaser's investment in the Securities. Purchaser, either alone or with the assistance of Purchaser's own professional advisors, has such knowledge and experience in financial and business matters that Purchaser is capable of reading and interpreting financial statements and evaluating the merits and risks of the prospective investment in the Securities in light of Purchaser's financial condition, objectives, and investment needs. Purchaser has adequate means for providing for the Purchaser's current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Securities.

6.17. Purchaser understands that any information provided in forward-looking statements about the Company's future plans and prospects is uncertain and subject to all of the uncertainties inherent in future predictions, and is not relying on any of the Company's financial projections or forward-looking statements in making an investment decision to purchase the Securities.

6.18. Purchaser understands that (i) the Company has engaged legal counsel to represent the Company in connection with the offer and sale of the Securities contemplated by this Agreement, (ii) legal counsel engaged by the Company does not represent the Purchaser or the Purchaser's interests, and (iii) the Purchaser is not relying on legal counsel engaged by the Company. The Purchaser has had the opportunity to engage, and obtain advice from, the Purchaser's own legal counsel with respect to the investment contemplated by this Agreement.

7. **Company Representations**. The Company represents the following to the Purchaser:

7.1. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority and has all permits necessary to carry on the businesses in which it is engaged and in which it presently proposes to engage, and to own and use the property owned and used by it.

7.2. The Company has full corporate power and authority to execute and deliver this Agreement along with any ancillary documents to which the Company is a party, and to consummate the transactions and perform the obligations contemplated thereby. This Agreement constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its respective terms and conditions. The Company has duly authorized the execution, delivery and performance of this Agreement.

7.3. Neither the execution and the delivery of this Agreement or any ancillary documents, nor the consummation of the contemplated transactions, will (a) violate any law, order or regulation to which the Company is subject, or (b)

violate any provision of the Company's articles of incorporation, bylaws or other organizational documents of the Company. Other than filings required by any applicable federal or state securities regulations, which the Company will make, the Company is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any person, entity or governmental authority for the Company to consummate the transactions contemplated by this Agreement.

7.4. The information concerning the Company furnished or to be furnished to the Purchasers pursuant to this Agreement, does not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

8. **Other Agreements.**

8.1. **Lock-Up Agreement**. Purchaser hereby agrees that, if so requested by the Company or any representative of the underwriters in connection with any registration of the offering of any securities of the Company under the Securities Act, Purchaser will not sell or otherwise transfer any Securities of the Company held by him, her, or it during the 180 day period following the effective date of such a registration statement (or such other period as may be requested by the Company or the underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or an successor provisions or amendments thereto); provided, however, that such registration will only apply to the first registration statement of the Company to become effective under the Securities Act which includes securities to be sold on behalf of the Company to the public in an underwritten public offering under the Securities Act. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of the applicable restriction period.

8.2. **Indemnification**. Purchaser agrees to indemnify the Company and each current and future officer, manager, board member, employee, agent and owner of the Company, against and to hold them harmless from any damage, loss, liability, claim or expense including, without limitation, reasonable attorneys' fees resulting from or arising out of the inaccuracy or alleged inaccuracy of any of the representations, warranties or statements of the Purchaser contained in this Agreement.

8.3. **Representations to Survive Delivery; Additional Information**. The representations, warranties, and agreements of the Purchaser contained in this Agreement will remain operative and in full force and effect and will survive the payment of all or any part of the Loan. Purchaser agrees to furnish to the

Company, upon request, such additional information as may be deemed necessary to determine the undersigned's suitability as an investor.

9. **Other Investors**. Each Purchaser acknowledges that the Company either already has entered, or in the future may enter, into this Agreement with additional Purchasers under substantially the same terms and conditions as are contained herein, all as more fully described herein.

10. **Miscellaneous**.

10.1. **Notices**. All notices, requests, demands, claims and other communications under this Agreement will be in writing. Any notice, request, demand, claim or other communication under this Agreement will be deemed duly given two business days after such notice is sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient based on information provided to the Portal.

Any Party may send any notice, request, demand, claim or other communication to the intended recipient at the address set forth above using any other means (including personal delivery, overnight courier, messenger service, telecopy, telex, ordinary mail or electronic mail). Such notice, request, demand, claim or other communication will be deemed to have been duly given on the day of personal delivery or the day after sent via reputable overnight courier. Otherwise, notice will only be deemed to have been received when it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner set forth in this Agreement.

10.2. **Invalidity of Particular Provisions**. The Company and the Purchaser agree that the unenforceability or invalidity of any provision or provisions of this Agreement will not render any other provision or provisions herein contained unenforceable or invalid.

10.3. **Successors or Assigns**. The Company and the Purchaser agree that all of the terms of this Agreement will be binding on their respective successors and assigns, and that the term "the Company" and the term "Purchaser" as used herein will be deemed to include, for all purposes, their respective designees, successors, assigns, heirs, executors and administrators.

10.4. **Governing Law; Choice of Venue, Waiver of Jury Trial**. This Agreement will be interpreted and governed under the laws of the State of Minnesota, without regard to conflict of laws principles. Any action or proceeding against any of the Parties to this Agreement relating in any way to this Agreement or the subject matter of this Agreement will be brought and enforced exclusively in the competent state or federal courts of Minnesota, and the Parties to this Agreement consent to the exclusive jurisdiction of such courts in respect of such action or proceeding. **The Parties waive their right to a trial by jury for any action or**

**proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement, whether grounded in tort, contract or otherwise.**

10.5. **Waiver**. Waiver of any default hereunder by the Purchaser will not be a waiver of any other default or of a same default on a later occasion. No delay or failure by the Purchaser to exercise any right or remedy will be a waiver of such right or remedy and no single or partial exercise by the Purchaser of any right or remedy will preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

10.6. **Amendment**. This Agreement and the Notes may be amended, converted, or a right granted pursuant to this Agreement or the Notes waived, with the written consent of the Company and the holders of a majority of the outstanding principal balance of the Notes issued pursuant to this Offering. Such amendment, conversion, or waiver will be binding on all the Purchasers in this Offering and the Company, and the Company will provide notice of any such waiver, amendment, and conversion to the Purchasers who did not consent; provided that the Company's failure to provide such notice will not affect the binding nature or enforceability of any amendment, conversion, or waiver affected hereunder.

10.7. **Entire Agreement**. This Agreement, including the Schedules and Exhibits attached hereto, constitutes the entire agreement of the Parties relative to the subject matter hereof and supersedes any and all other agreements and understandings, whether written or oral, relative to the matters discussed herein.

10.8. **Conflicts**. In the event that there are any inconsistencies between the terms of this Agreement and the Notes, the terms contained in the Notes will control.

10.9. **Counterparts**. This Agreement may be executed simultaneously in two or more counterparts and by facsimile or other electronic means, each of which will be deemed an original but all of which together will constitute one and the same instrument.

**[Signature Page Follows]**

The Parties hereto have executed this Convertible Note Purchase Agreement to be made effective as of the date first above written.

**COMPANY**:
ABV TECHNOLOGY, INC.

*Founder Signature*

By: Ben Jordan
Its: Chief Executive Officer

**INVESTOR:**

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

**FORM OF UNSECURED CONVERTIBLE PROMISSORY NOTE**

**NEITHER THE SECURITY EVIDENCED HEREBY NOR THE SHARES OF CAPITAL STOCK INTO WHICH IT IS CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE DISTRIBUTED FOR VALUE UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR LAWS COVERING SUCH SECURITY OR AS DESCRIBED IN SECTION 227.501 OF REGULATION CROWDFUNDING.**

**Amount:** $[AMOUNT] **Date:** [EFFECTIVE DATE]

**FOR VALUE RECEIVED**, ABV Technology, Inc., a Delaware corporation ("**Maker**"), hereby promises to pay to the order of [ENTITY NAME] or his, her or its successors or assigns, as the case may be ("**Payee**"), at Payee's principal place of business, or such other place as may be specified in writing by Payee, the principal sum of $[AMOUNT], together with simple interest on the unpaid principal balance from the date of this Note until fully paid at the rate of six percent (6%) per annum. Principal and interest are due and payable in lawful money of the United States of America.

This Note was issued pursuant to that certain Convertible Note Purchase Agreement among Maker and Payee, dated effective as of [EFFECTIVE DATE] (the "**Loan Agreement**"), and Payee is entitled to all of the benefits and subject to all of the obligations provided for or referred to in the Loan Agreement, including the rights and obligations to convert this Note into the Company's equity securities as described in Section 3 of the Loan Agreement. Reference is made to the Loan Agreement for a statement of the terms and conditions under which this indebtedness was incurred (including conversion, waiver, etc.) and the events of default under which payments on this Note may be accelerated. The provisions of the Loan Agreement are incorporated by reference herein with the same force and effect as if fully set forth herein. Terms used in this Note but not defined herein will have the meanings ascribed to them in the Loan Agreement.

All amounts of principal and accrued but unpaid interest outstanding hereunder will convert into shares of Maker's capital stock as more fully described in the Loan Agreement. Other than upon an event of default, as defined in the Loan Agreement, no payments on the Notes are ever due and owing. This Note may not be prepaid at any time during its term.

Maker waives presentment, dishonor, protest, demand, diligence, notice of protest, notice of demand, notice of dishonor, notice of nonpayment, and any other notice of any kind otherwise required by law in connection with the delivery, acceptance, performance, default, enforcement or collection of this Note and expressly agrees that this Note, or any payment hereunder, may be

extended or subordinated (by forbearance or otherwise) at any time, without in any way affecting the liability of Maker.

Maker agrees to pay on demand all costs of collecting or enforcing payment under this Note, including attorneys' fees and legal expenses, whether suit be brought or not, and whether through courts of original jurisdiction, courts of appellate jurisdiction, or bankruptcy courts, or through other legal proceedings.

Except as provided in the Loan Agreement, including specifically, without limitation, Section 10.6 thereof which explicitly provides for amendment, conversion or wavier of the Note by the holders of a majority of the outstanding principal balance of the Notes issued under the Loan Agreement, this Note may not be amended, converted, or modified, nor will any waiver of any provision hereof be effective, except by an instrument in writing signed by the Party against whom enforcement of any amendment, conversion, modification, or waiver is sought.

This Note will be governed by the laws of the State of Minnesota, without regard to conflict of laws principles.

Maker has executed this Note as of the date first above written.

**MAKER**:

ABV TECHNOLOGY, INC.

*Founder Signature*

By: Ben Jordan

Its: Chief Executive Officer

64497773v4